100 N. 18TH STREET SUITE 300 PHILADELPHIA, PA 19103
t 202.778.6400
Cavas S. Pavri 202.724.6847 cpavri@schiffhardin.com	f 202.778.6460
www.schiffhardin.com

October 26, 2020

BY EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Geoffrey Kruczek, Esq.

Re:    Breeze Holdings Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted July 16, 2020

CIK No. 0001817640

Dear Mr. Kruczek:

This letter is being submitted on behalf of Breeze Holdings Acquisition Corp. (the “Company”) in response to the comment letter, dated August 12, 2020, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Form S-1 Registration Statement filed July 16, 2020 (the “Draft Registration Statement”). The Company’s Registration Statement on Form S-1 (the “Registration Statement”) has been submitted to the Commission.

For your convenience, we have repeated the comment prior to the response in italics.

Draft Registration on Form S-1 submitted July 16, 2020

Risk Factors, page 30

1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and

Securities and Exchange Commission

October 26, 2020

that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. We note that the provision does not apply to claims arising under the Exchange Act. Please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Please add a risk factor describing the risks related to the exclusive forum provision mentioned on page 126.

Response: The Company has revised the referenced risk factor as follows (emphasis added):

“Provisions in our amended and restated certificate of incorporation and Delaware law may have the effect of discouraging lawsuits against our directors and officers.

Our amended and restated certificate of incorporation will require, unless we consent in writing to the selection of an alternative forum, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee to us or our stockholders, (iii) any action asserting a claim against us, our directors, officers or employees arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or bylaws, or (iv) any action asserting a claim against us, our directors, officers or employees governed by the internal affairs doctrine may be brought only in the Court of Chancery in the State of Delaware, except any claim (A) as to which the Court of Chancery of the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, or (D) any action arising under the Securities Act, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. If an action is brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that this provision is unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against our directors and officers, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

Notwithstanding the foregoing, our amended and restated certificate of incorporation will provide that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.”

Securities and Exchange Commission

October 26, 2020

You will not have any rights or interests, page 33

2. We note the disclosure that investors will be entitled to funds from the trust account “only upon the earliest to occur” of the events you list. If an investor who does not seek to redeem shares in connection with the event listed in (ii) will not be permitted to redeem shares in connection with a later event, please revise to clarify.

Response: The Company has revised the referenced risk factor as follows (emphasis added):

“You will not have any rights or interests in funds from the trust account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your public shares or warrants, potentially at a loss.

Our public stockholders will be entitled to receive funds from the trust account only upon the earliest to occur of: (i) the completion of our initial business combination, (ii) the redemption of any public shares properly tendered in connection with a stockholder vote to amend our amended and restated certificate of incorporation (A) to modify the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within 18 months from the closing of this offering or (B) with respect to any other provision relating to stockholders’ rights or pre-business combination activity and (iii) the redemption of all of our public shares if we are unable to complete our business combination within 18 months from the closing of this offering, subject to applicable law and as further described herein. Stockholders who do not exercise their rights to the funds in connection with an amendment to our certificate of incorporation would still have rights to the funds in connection with a subsequent business combination. In no other circumstances will a public stockholder have any right or interest of any kind in the trust account. Accordingly, to liquidate your investment, you may be forced to sell your public shares or warrants, potentially at a loss.”

Signatures, page II-8

3. Please indicate below the second paragraph of text who signed in the capacity of principal financial officer. Also, you indicate here that Mr. Griffin is a director; however, on page 101 you indicate he is a director nominee. Please reconcile.

Response: The Company has indicated that Dr. J. Douglas Ramsey will serve in the capacity of principal financial officer. The Company confirms that Mr. Russell D. Griffin is a director and has revised the referenced disclosure.

*    *    *

Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Securities and Exchange Commission

October 26, 2020

Sincerely,
SCHIFF HARDIN LLP

/s/ Cavas Pavri

By:	Cavas Pavri

Enclosures

cc:	J. Douglas Ramsey, CEO, Breeze Holdings Acquisition Corp.

Ralph V. De Martino, Esq.